UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MathStar, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

576801 20 3

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576801 20 3

1.	Names of Reporting Persons Douglas M. Pihl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Minnesota, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,352,501

	6.	Shared Voting Power 252,000

	7.	Sole Dispositive Power 1,352,501

	8.	Shared Dispositive Power 252,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 576801 20 3

Item 1.
	(a)	Name of Issuer MathStar, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 19075 NW Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124

Item 2.
	(a)	Name of Person Filing Douglas M. Pihl
	(b)	Address of Principal Business Office or, if none, Residence 19075 NW Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124
	(c)	Citizenship State of Minnesota, USA
	(d)	Title of Class of Securities Common Stock, $0.01 per share par value
	(e)	CUSIP Number 576801 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 576801 20 3

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,604,501
(b) Percent of class: 3.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,352,501
(ii) Shared power to vote or to direct the vote 252,000
(iii) Sole power to dispose or to direct the disposition of 1,352,501
(iv) Shared power to dispose or to direct the disposition of 252,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Pihl shares the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 252,000 shares of common stock of MathStar, Inc. with his spouse, Ms. Jo Pihl, with whom he owns such shares in joint tenancy with right of survivorship.  Ms. Pihl owns an additional 128,168 shares of common stock of MathStar, Inc. and exercisable warrants to purchase 111,132 shares, of which Mr. Pihl disclaims beneficial ownership.  Mr. Pihl also disclaims beneficial ownership of 8,001 shares of common stock of MathStar, Inc. owned by irrevocable trusts for which Mr. Pihl is the grantor.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 576801 20 3

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
Date
/s/ Douglas M. Pihl
Signature
Douglas M. Pihl
Name/Title